Registration File Nos. 333-104444,

333-104444-01,

333-104444-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939 OF

A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF

A TRUSTEE PURSUANT TO SECTION 305(b)(2)    ☒

JPMORGAN CHASE BANK

(Exact name of trustee as specified in its charter)

New York	13-4994650
(State of incorporation	(I.R.S. employer
if not a national bank)	identification No.)

270 Park Avenue
New York, New York	10017
(Address of principal executive offices)	(Zip Code)

William H. McDavid

General Counsel

270 Park Avenue

New York, New York 10017

Tel: (212) 270-2611

(Name, address and telephone number of agent for service)

Prudential Financial, Inc.

(Exact name of obligor as specified in its charter)

New Jersey	22-3703799
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification No.)

751 Broad Street
Newark, NJ	07102
(Address of principal executive offices)	(Zip Code)

Debentures

(Title of the indenture securities)

GENERAL

Item 1.	General Information.

Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

New York State Banking Department, State House, Albany, New York, 12110.

Board of Governors of the Federal Reserve System, Washington, D.C., 20551.

Federal Reserve Bank of New York, District No. 2, 33 Liberty Street, New York, N.Y.

Federal Deposit Insurance Corporation, Washington, D.C., 20429.

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.	Affiliations with the Obligor and Guarantors.

If the obligor or any Guarantor is an affiliate of the trustee, describe each such affiliation.

None.

Item 16.	List of Exhibits

List below all exhibits filed as a part of this Statement of Eligibility.

1. A copy of the Restated Organization Certificate of the Trustee dated March 25, 1997 and the Certificate of Amendment dated October 22, 2001 (see Exhibit 1 to Form T-1 filed in connection with Registration Statement No. 333-76894, which is incorporated by reference.)

2. A copy of the Certificate of Authority of the Trustee to Commence Business (see Exhibit 2 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference). On November 11, 2001, in connection with the merger of The Chase Manhattan Bank and Morgan Guaranty Trust Company of New York, the surviving corporation was renamed JPMorgan Chase Bank.

3. None, authorization to exercise corporate trust powers being contained in the documents identified above as Exhibits 1 and 2.

4. A copy of the existing By-Laws of the Trustee (see Exhibit 4 to Form T-1 filed in connection with Registration Statement No. 333-76894, which is incorporated by reference.)

5. Not applicable.

6. The consent of the Trustee required by Section 321(b) of the Act (see Exhibit 6 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference). On November 11, 2001, in connection with the merger of The Chase Manhattan Bank and Morgan Guaranty Trust Company of New York, the surviving corporation was renamed JPMorgan Chase Bank.

7. A copy of the latest report of condition of the Trustee, published pursuant to law or the requirements of its supervising or examining authority.

8. Not applicable.

9. Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939 the Trustee, JPMorgan Chase Bank, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York, on the 28th day of July, 2004.

JPMORGAN CHASE BANK

By	/S/ CRAIG BAUMBERGER
Craig Baumberger, Trust Officer

Exhibit 7 to Form T-1

Bank Call Notice

RESERVE DISTRICT NO. 2

CONSOLIDATED REPORT OF CONDITION OF

JPMorgan Chase Bank

of 270 Park Avenue, New York, New York 10017

and Foreign and Domestic Subsidiaries,

a member of the Federal Reserve System,

at the close of business March 31, 2004, in

accordance with a call made by the Federal Reserve Bank of this

District pursuant to the provisions of the Federal Reserve Act.

ASSETS	Dollar Amounts in Millions
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	$19,589
Interest-bearing balances	35,104
Securities:
Held to maturity securities	156
Available for sale securities	64,028
Federal funds sold and securities purchased under agreements to resell
Federal funds sold in domestic offices	30,180
Securities purchased under agreements to resell	74,963
Loans and lease financing receivables:
Loans and leases held for sale	19,061
Loans and leases, net of unearned income $163,825
Less: Allowance for loan and lease losses 82,771
Loans and leases, net of unearned income and allowance	161,054
Trading Assets	191,989
Premises and fixed assets (including capitalized leases)	5,959
Other real estate owned	118
Investments in unconsolidated subsidiaries and associated companies	837
Customers’ liability to this bank on acceptances outstanding	203
Intangible assets
Goodwill	2,539
Other Intangible assets	4,521
Other assets	38,391

TOTAL ASSETS	$648,692

LIABILITIES
Deposits
In domestic offices	$210,211
Noninterest-bearing $80,262
Interest-bearing 129,949
In foreign offices, Edge and Agreement subsidiaries and IBF’s	120,623
Noninterest-bearing $7,920
Interest-bearing 112,703
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices	6,480
Securities sold under agreements to repurchase	102,641
Trading liabilities	114,412
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases)	20,692
Bank’s liability on acceptances executed and outstanding	203
Subordinated notes and debentures	8,039
Other liabilities	26,877
TOTAL LIABILITIES	610,178
Minority Interest in consolidated subsidiaries	346

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	1,785
Surplus (exclude all surplus related to preferred stock)	16,318
Retained earnings	20,049
Accumulated other comprehensive income	16
Other equity capital components	0
TOTAL EQUITY CAPITAL	38,168

TOTAL LIABILITIES, MINORITY INTEREST, AND EQUITY CAPITAL	$648,692

I, Joseph L. Sclafani, E.V.P. & Controller of the above-named bank, do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

JOSEPH L. SCLAFANI

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

WILLIAM B. HARRISON, JR.	)
ELLEN V. FUTTER	)	DIRECTORS
FRANK A. BENNACK, JR.	)